

March 4, 2022

Erica McLaughlin
Senior Vice President and Chief Financial Officer
CABOT CORP
Two Seaport Lane
Suite 1400
Boston, Massachusetts 02210

> **Re: CABOT CORP**
> **Form 10-K for the Fiscal Year Ended September 30, 2021**
> **Filed November 29, 2021**
> **File No. 001-05667**

Dear Ms. McLaughlin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2021

Item 1. Business, page 4

1. At the outset of Part 1, please provide prominent disclosure about the legal and operational risks associated with the company having substantial operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business and/or accept foreign investments.

2. Disclose each permission or approval that you or your subsidiaries are required to obtain

from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

3.   Please revise your disclosure to provide a clear description of how cash is transferred through your organization, addressing the following:
   • Disclose your intentions to distribute earnings.
   • Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its Chinese subsidiaries, and the direction of transfer.
   • Quantify any dividends or distributions that a Chinese subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly, please quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.
   • Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
   • Describe any restrictions and limitations on your ability to distribute earnings from the company, including your Chinese subsidiaries to the parent company and U.S. investors.

Item 1A. Risk Factors, page 14

4.   Please revise your risk factors section to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. In this regarding we note the disclosure you have included on page 20, but ask that you provide more detailed disclosure regarding the regulatory risks associated with your operations and revenue from China.

5.   In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain if and how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date, if applicable.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Bennett at (202) 551-3606 or Julie Sherman at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at (202) 551-7153 or Laura Crotty at (202) 551-7614 with any other questions

Sincerely,

Division of Corporation Finance
Office of Life Sciences